Filed by TSX Group Inc.
Pursuant to Rule 425 under the United States Securities Act of 1933, as amended

Subject Company : Montréal Exchange Inc.
Commission File No. _________
Date: December 11, 2007

TSX Group and the Montreal Exchange Conference Call

Monday, December 10, 2007, 8:30 a.m. ET

CORPORATE PARTICIPANTS

Richard Nesbitt, CEO, TSX Group

Luc Bertrand, President and CEO, Montreal Exchange

CONFERENCE CALL PARTICIPANTS

Mike Vinciquerra

BMO Capital Markets

John Reucassel

BMO Capital Markets

Doug Young

TD Newcrest

Rich Repetto

Sandler and O’Neill

Stephen Boland

CIBC World Markets

Jim Huang

TIP Wealth Management

Tony Campbell

Knott Partners

Geoff Qwan

RBC Capital Markets

PRESENTATION

Operator

Welcome to this joint conference call of the TSX Group and the Montreal Exchange. I would now like to turn the meeting over to the group in Montreal and Mr. Paul Malcolmson. Please go ahead.

Mr. Paul Malcolmson

Thank you and good morning from Montreal. Thank you everyone for joining us. As you know earlier this morning Montreal Exchange and TSX Group announced that we have agreed to combine organizations to create TMX Group, a leading integrated exchange group.

A copy of the press release is available under investor relations on our website at www.tsx.com and on the Montreal Exchange website at www.mx.ca. In addition both presentations for this morning are available on the websites.

Today we have with us Richard Nesbitt, chief executive officer of TSX Group, Luc Bertrand, president and chief executive officer of Montreal Exchange, Michael Ptasznik, chief financial officer of TSX Group, Alain Miquelon, chief financial officer and head of strategy at the Montreal Exchange and Jean-Charles Robillard, director investor relations and communications at the Montreal Exchange.

Following opening remarks from Richard, Luc and Michael we will have a question and answer session. And just referring you to page two, before we start I want to remind you that certain statements may be considered forward looking, and I would refer you to the risk factors outlined on this chart and reports filed by TSX Group and Montreal Exchange with regulatory authorities.

In addition certain metrics being discussed today are non GAAP measures as noted on the slide. The terms such as issuer services being billed, earnings per share before transaction amortization do not have a standardized meaning under Canadian GAAP and therefore may not be comparable to similar measures that are presented by other issuers.

In addition the presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities of TSX Group.

Such an offer may only be made pursuant to a management information circular filed with or furnished to the securities regulatory authorities in Canada and the United States in connection with the proposed amalgamation.

MX plans to file a management information circular with Canadian provincial securities regulators and TSX Group intends to file a registration statement with the United States Securities and Exchange Commission which will include the management information circular or to furnish the management information circular to the SEC pursuant to an exemption from registration.

Investors and security holders are urged to read the management information circular regarding the proposed business combination when the stock event becomes available because it will contain important information and respect to the proposed transaction.

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Investors may obtain a free copy of the management information circular when it becomes available on CEDAR at www.cedar.com and a free copy of the registration statement including the management information circular when it becomes available on the SEC’s website at www.sec.gov.

The management information circular may also be obtained for free once it has been mailed to MX shareholders on MX’s website or by directing your request to MX. And now I’d like to turn the call over to Richard.

Mr. Richard Nesbitt

Well good morning everyone. This is a very exciting and historic moment. As you would have read in our press release that was issued earlier this morning, TSX Group and Montreal Exchange have agreed to combine operations to create TMX Group.

TMX Group will be a leading integrated exchange group that will list, trade and clear an offer market data for both cash and derivative markets across multiple asset classes.

I think our customers will benefit from increased liquidity, accelerated product development, an integrated product suite and superior technology.

A combination is an important milestone in the development of Canada’s capital markets. This transaction will create the opportunity to achieve significant synergies and we’ll speak to that. It also leads to benefits for both sets of shareholders.

however more than anything, this is a strategic combination central to both of our visions, mine and Luc’s, to create an exchange that will not only continue to serve the needs of Canadian investors, entrepreneurs and companies, but will strengthen our impact in increasingly borderless economies.

Today we’re building a made in Canada exchange that plans to look beyond its borders and benefit from globalization.

To give you some highlights of the transaction, MX shareholders will receive half of a common share of TSX Group and $13.95 in cash after the effective of full pro ration.

This represents $39.00 in value per MX common share or a premium of 34% based on the November 28th unaffected price of the common shares.

The transaction value of each MX share today at $42.56 which is based on Friday’s closing price, which represents a total consideration of approximately $1.3 billion. This represents a 46% premium to the November 28th closing price of $29.20.

Each MX shareholder can elect to redeem their shares in cash or in shares subject to a maximum limit of $428 million in cash and $15.3 million TXS Group common shares.

On a pro forma basis TXS Group group shareholders will own 81% of the newly formed company and MX shareholders will own 19% of TMX.

The new board will consist of 13 TXS Group representatives and 5 MX representatives. And at least 25% of the board will be residents of Quebec. I will become CEO of the combined group and Luc will become deputy CEO.

TXS Group head office will be in Toronto and the derivatives operation will remain in Montreal.

We require two thirds of shareholder for approval and competition bureau approval and we will discuss the financial parameters and transaction structure in timetable at the end of this presentation.

We outline on slide 4 the rational for the combination. This serves as an agenda for the rest of the presentation as we talk about the substantial benefits that we hope to realize.

Behind the rational of the combination is the bringing together of two complimentary exchanges. And I think that’s a very important point. These two organizations have virtually no revenue overlap and we’re well positioned to compete globally.

Each exchange group is a world class operation with significant track record of growth. The combination strengthens and diversifies our revenue base which is critical given today’s competitive landscape. Effectively we improved our risk, we have improved our risk profile and increased our growth potential.

The combination will provide the opportunity to realize significant synergies on the cost side, but more importantly with respect to revenues.

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The combination expedites both exchanges growth strategies.

And lastly we believe there is an opportunity for value to be recognized as integrated exchanges command higher value multiples then pure cash exchanges.

Moving on, slide 5 illustrates that at the heart of this combination is a fusion of predominantly cash operation and a predominantly derivative operation, creating an integrated multi asset class exchange.

So why it is important to combine cash and derivatives? Well because they feed off each other. Investors who drive and thrive on liquidity are looking for more efficient trading options and by bringing together our respective expertise we can attract and increase liquidity levels.

Moreover this transaction is in step with global trends as we look outside of our marketplace, we can see that integrated exchanges like NYSE Euronext and the Deutsche Bourse have adapted and evolved to better serve customers, and so must we.

I mention that this is an exciting day and part of the reason for this is that both of us can be here today proud of what we’ve already achieved. This is truly, this truly is a combination of two very successful exchanges and we think that the results of uniting two elite teams can only serve to spark ongoing innovation and initiative.

Both institutions have capitalized on market opportunities. Not only have we delivered strong, consistent top line growth year over year, but we’ve also reported very strong earnings.

In fact both groups earnings growth has exceeded revenue growth as we have been able to take advantage of operating leverage and other efficiency gains.

Over on slide 7, a major factor underpinning this transaction is the desire of both organizations to continue to diversify the revenue base. This is an essential business objective for global exchanges that wish to remain competitive.

On a pro forma basis, TMX Group will have four principle sources of revenue, trading, issuer services, market data and derivatives clearing.

And even within the largest revenue group, trading, we are seeing more, we’re seeing more diversification with about half of our trading revenues coming from Toronto Stock Exchange.

Moreover we’re also generating fees across multiple asset classes, namely equities, fixed income and energy. The more diversified we are the stronger we are, and the more opportunities we have to grow our business.

There will be significant cost synergies on, that we’re on page 8 now, significant cost synergies that plan to crystallize, both exchanges have similar operating infrastructure with some duplication.

Our derivatives operation and expertise will continue to be based in Montreal and our cash operations will continue to remain in Toronto. Our energy business will remain in Calgary and our Vancouver office will continue to be an important hub for mining finance.

However there are a number of opportunities to streamline certain aspects of our business, primarily related to IT, corporate costs and premises.

Once we implement the full integration plan we currently anticipate annual cost savings of about $25 million.

But it’s not just about cost synergies, I’m going to turn it over to Luc to cover the revenue synergies and talk about how we plan to move forward.

Mr. Luc Bertrand, Moderator

Thank you Richard and good morning to all and I can’t help notice that in the list of benefits you outlined Richard, you forgot to mention at least one, and that is that neither you or I will have to any more answer questions as to whether we are going in discussions or not. So admittedly that’s going to simplify our lives going forward and allow us to focus on what we’re supposed to do.

And on a more serious note with regards to that, and I’d like to speak from the Montreal Exchange’s perspectives for one minute, a lot of very talented people have worked very hard over the last eight years in building MX.

Today it is recognized as a center of excellence within derivative trading and at the forefront of industry trends and development.

As you know MX is the first non US exchange mandated to be the technical operator of a US equity options market, the BOX of course. Our activities in the US uniquely positions TMX Group for further great growth opportunities.

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Certainly today’s milestone is a great recognition of our progress. I’m looking forward to building on that success and one of the ways is through creating tremendous revenue synergies. The combined entity will have the resources and skill to develop new capital markets products and market needs as well and to develop new high value data services and leverage these services into a combined and much larger database.

Furthermore there will be strong prospects for growth outside Canada particularly in the US. I have just mentioned MX interests in the Boston options exchange, the new TMX Group is strongly committed to BOX future development.

Now turning to slide 10, with respect to growth strategies, there is unquestionably commonality of ideas and there is definitely a unified view of how to grow the new group. Admittedly technology plays a central role in today’s capital markets, that is particularly true when, regarding exchanges.

The combined company will be a technology powerhouse that will give the group qualitative and quantitative competitive advantages to expand and capture business opportunities both here in Canada and internationally. We also both see derivatives continuing to be an area of tremendous growth potential.

For instance the energy sector is fundamental of course to Canada’s economy. We have the benefit of TSX group positioning through NGX combined with MX recognized expertise and strategic positioning in the carbon trading files.

In the future this combination will give TMX Group the capability to service large Canadian emitters with comprehensive solutions to manage their business requirement as self regulatory and regulatory demands evolved in time.

And I think we can understand the seamless integration of our combined growth strategy on this course of rationale for creating TMX Group.

Turning to slide 11, historically both organizations have recognized the value of building alliances as part of a growth strategy. And we’ve both done a great job of expanding into new markets this way.

Slide 11 highlights some of the new businesses. In order to diversify revenue and grow our business we seek out this expertise in new asset classes and will continue of course to do that going forward. This trend is part of the global landscape.

Both organizations have expanded into energy. We’ve employed similar strategies by expanding into growth areas faster and more effectively by aligning ourselves with leading players and leveraging their expertise and I might add here at this point that NYMEX fully supports this transaction today.

I would like to take a moment also to again talk about the Boston options exchange of which MX is currently working towards gaining a 53% ownership. BOX is uniquely positioned in the high growth and rapidly changing US equity options market. Along with a strong team in the US, BOX is powered by MX SOLA technology, a platform entirely developed, maintained and operated by the MX technology team.

BOX has been a strong performer for MX, it provides the MX Group with a strong presence and access to the world’s largest economy and the fastest growing trading sector which is of course US equity options which is currently experiencing an annual growth rate of 35%.

But it is important to stress also that MX’s success is built on our core business which is trading of financial derivatives, options and futures and of course clearing these options and futures. MX has been doing this since 1976.

So it has excelled in a very specific area. We have further perfected this expertise during the last 8 years. All would agree that MX’s expertise in derivatives today is a great outcome of the 1999 exchange specialization program.

On slide 13 for those of us who make our living in the world of capital markets we are all very aware of the efficient market hypothesis.

I think that this slide underscores and reinforces what Richard and I have been saying this morning, together we are more powerful and stronger. Together we can accelerate growth. Together we will continue to innovate, yet at an accelerated pace, and if we look to how other exchanges are valued worldwide, you see that the market agrees with this philosophy. They place a higher multiple on integrated exchanges then cash only. This is one of the reasons that we think this transactions bodes well for all shareholders.

With that in mind allow me to turn over to Michael Ptasznik who will outline the financial aspects of the combination after which we will be very happy to take your questions.

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Mr. Michael Ptasznik

Thanks Luc, I will now walk you through the pro formal financial parameters. We have set limits to the amount of cash and equity that we will use to combine the two groups in order to achieve an efficient capital structure.

The maximum cash limit has been set at $428 million and the maximum number of TXS Group shares to be issued has been set at 15.3 million shares. The cash portion will be financed through a $480 million three year bank facility.

TMX Group will continue to have a dividend program and may repurchase up to 10% of its common shares under a normal course issuer bid subject to market and regulatory conditions.

If we repurchase the maximum amount allowed under the NCIB and we achieve a $25 million in targeted synergies as expected we will expect the combination to be accretive to EPS before transaction amortization in 2009 assuming we close the transaction in Q1.

Turning to slide 16 which summarizes the transaction structure and timetable, we anticipate the principle structure to be an amalgamation of between an indirect wholly owned subsidiary of TSX Group and MX. We have, we have agreed to a termination fee of $46 million as well as non solicitation and right to match terms.

There will be a special MX shareholder meeting on February the 13th and we hope the deal to close shortly after that once we can obtain the necessary regulatory approvals.

And with that I’d like to turn things back to Paul for the Q&A session.

Mr. Paul Malcolmson

Thanks Michael, operator could you please outline the process for the question and answer session.

QUESTION AND ANSWER SESSION

Operator

Thank you. We will now take questions from the telephone lines. If you have a question and you’re using a speaker phone please lift the handset and then press *1. Should you wish to cancel your question you press the # sign. You may now proceed. The first question is from Mike Vinciquerra from BMO Capital Markets. Please go ahead.

Mike Vinciquerra, BMO Capital Markets

Thank you, congratulations and good morning. My question actually is just specific to a couple of agreements you guys have with US exchanges. Now that you’ve combined I think you know one of you has an agreement with Intercontinental and one of you has an agreement with NYMEX, could you comment on what the impact of this transaction will be on those agreements and how it will affect the development and growth of those JV’s?

Mr. Richard Nesbitt

I’ll start and then Luc can fill in if I miss anything. What we decided that together is that well we’re going to take, stand back and take a look at both of the, all the agreements that we have and of course do what’s in the best interest of our organization going forward.

There’s a whole bunch of different possibilities, no decisions have been made on how we’re going to continue to work with all of the parties that you mentioned. So really it’s something that’s yet to be determined and we will be sitting down with those organizations to talk about how we go forward.

Mr. Luc Bertrand, Moderator

If I only can echo what Richard has just said, these are discussions that we will be holding going forward in making the right decisions for TMX Group.

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Mike Vinciquerra, BMO Capital Markets

Okay, fair enough. Thank you guys.

Operator

Thank you. The next question is from John Reucassel from BMO Capital Markets. Please go ahead.

John Reucassel, BMO Capital Markets

Thank you, just a couple of questions for Michael or Richard, just the accretion, what would the accretion be without the buyback? So if you weren’t going to be able to buy back 10% of your stock what would you think your accretion or dilution to be?

Mr. Michael Ptasznik

Yes, without the buy back it would be, it would be dilutive in ’09.

John Reucassel, BMO Capital Markets

Okay, so you’re not putting any parameters on that as a 5% or 7% or...?

Mr. Michael Ptasznik

No, we’re not putting any numbers on, the way, I guess the way maybe to help frame the accretion dilution discussion and again looking forward to ’09 is that the after tax impact of the synergies that we’re targeting, the $25 million [pre-tax synergies], basically goes to offset the debt financing portion of the deal.

Then if you think about it, then we get the MX earnings added on to ours which is great. But the 15.3 million shares then offsets that from a solution impact for the overall organization.

And then what happens is the buy back helps to offset that. The one piece that we’re still just finalizing on is the, is the amortization of the intangibles which again you have to take into account. But we obviously look at this thing definitely on a cash basis as we did the analysis.

So if you execute the buyback it offsets the impact of the additional 15.3 million shares and then the transaction can become accretive in ’09 and ’10.

John Reucassel, BMO Capital Markets

Okay, but it is, so if the deal closes Q1 ’08 it’s not, it won’t be accretive in that first year, correct?

Mr. Michael Ptasznik

That’s correct.

John Reucassel, BMO Capital Markets

Okay. Just, I’m not sure if this is for Luc or Richard, but I understand SOLA can trade cash equities, is that true or I think that it is. And then what about the clearing, could you clear cash equities through the MX’s clearing operations?

Mr. Luc Bertrand, Moderator

Well the cost of the Sola when we, we set out to build it and began that process and built the prototype is being configured to be a central engine from which we can do multiple activities.

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It can do, it has a surveillance component right now, as you know it trades options and futures, very high bulk cloning capability for that kind of business. And we’re right now in the process of growing off that same infrastructure a clearing system of course for us to clear derivatives but with the idea of being able to roll it out and doing cash and also OTC products.

So the whole philosophy behind Sola is to have a central unit that can do multiple functions in as a seamless way as possible. So to answer your question yes, it can do cash, yes it will be able to do cash clearing. And as I said the whole idea is that, the whole idea of the development of Sola was to create a platform where we can reduce as much as possible the various friction element in the transaction and clearing process.

John Reucassel, BMO Capital Markets

Okay, so just to be...

Mr. Richard Nesbitt

John can I maybe add, it’s Richard. So Luc and I have taken a look at this to a certain extent because what does it mean immediately and as you know we, as you probably know we’re launching our Quantum trading engine on Friday. That’s well on, that is on track, we had successful testing on the weekend. That’s on track, that is going to happen and Quantum is going to be built, so Quantum will be a reality throughout ’08. So we agree on that.

The, as I understand it, I’m not a technical person, but a number of the philosophies behind Quantum and Sola are quite similar. And so I don’t see anything inconsistent with that.

But the business imperative is that we get on with Quantum and get it done. And that’s what’s going to happen and so the target is launch Friday and have a full symbol roll out by April of next year.

John Reucassel, BMO Capital Markets

Okay, and then is it possible that next year or in ’09 that you could clear cash equities through this, the Montreal clearing operation?

Mr. Luc Bertrand, Moderator

We’ll be looking at all these possibilities. I think what, you know if you step back and what is this combined company. And if the company was an extraordinary powerful technology base on both TSX side and the MX side.

So for us going forward we will be able to provide the Canadian capital market with one of the most advanced and sophisticated clearing and trading platforms I think anywhere, that you’ll be able to find anywhere else in the world.

So that’s, that’s the plan, that’s what Richard and I are going to be focused on in the months to come. Admittedly there are, there are some ongoing projects that we will continue to work on and but as time unfolds the ultimate objective is by drawing the best from both sides to ultimately come up with a product offering to the Canadian capital markets and our international clients as well that will be of the highest standard that you can find.

John Reucassel, BMO Capital Markets

Okay, great. Last two quick questions, the, both companies have a 10% ownership limit, how does that change in TMS Group or what, are there any wrinkles to get that removed at some point in the future? And then Luc you also said the NYMEX is supportive of the deal, exactly what does that mean?

Mr. Richard Nesbitt

Well I’ll take the 10% question and Luc can speak to the other question. We will, we have already had discussions with the AMF here in Montreal as well as the OSC of course in Toronto. And they are working with us now in

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terms of accomplishing that with regards to this transaction.

So effectively the AMF will have to approve this transaction and they will be going through a process of a public discussion and to ensure that the public understands what this transaction is about.

They will have to provide the approval to release the 10% so that this transaction can happen. Then we would envision that upon completion of this transaction that we would have a ten, we would, the 10% ownership structure with the Ontario Securities Commission where they have to approve anybody over 10% for TSX Group today will continue to apply to TMX Group and where we believe that today that we will be working with the AMF to have a similar level of approval for them. In other words that the AFM would also have to approve anyone owning more than 10% of TMX Group.

And so again what, these are very common provisions for exchanges around the world. They’re very understandable. I’ve been a strong supporter of the, this because it gives everybody a time, everybody has a lot at stake, there’s a lot of people have stakes in our businesses in terms of our customers and our, and regulators etcetera.

And it’s important that they have time to consider what’s, what’s happening in the evolution of our organization. And having these ownership restrictions creates that time available so people have sufficient time to evaluate it.

However as you noticed around the world, the, you know if the transactions that are proposed going for the exchange is good for the customers and stakeholders as well as the shareholders of the exchange, you’ve seen the regulators have been quite accommodative.

So that’s the way I look at it going forward. It’s an important part of our make up. But it only, it doesn’t necessarily limit our possibilities in the future. But it makes sure that everybody else, everybody has a say in what happens going forward. Luc you can answer that and talk about NYMEX.

Mr. Luc Bertrand, Moderator

Well I can’t disagree at all with what Richard just said. When you’re running, managing an exchange there’s this huge public interest I mentioned that we have to deal with for understandable reasons. We’re a very regulated business and I think both Richard and I have clearly demonstrated over the years about our capability and our concern with respect to that, that aspect of our respective businesses and that’s not going to change going forward.

With regards to NYMEX, simply in our discussions with them, they are comfortable with the term and it’s in that respect that they are supporting this transaction.

John Reucassel, BMO Capital Markets

They haven’t signed a lock up or anything?

Mr. Luc Bertrand, Moderator

You know I can’t, we’re not going to get into those details. I think it’s sufficient to say for the purpose of this discussion what I have stated.

John Reucassel, BMO Capital Markets

Thank you.

Operator

Thank you. The next question is from Doug Young from TD Newcrest. Please go ahead.

Doug Young, TD Newcrest

Hi, just wanted maybe to clarify, cause in the first page of the press release you do say CDCC will expand it’s clearing mandate. And so maybe just to clarify, are you planning (Inaudible) CDCC to clear equities and is this part of the thought process with this deal?

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Mr. Richard Nesbitt

Well I’ll start and then Luc can follow up. We have a significant clearing operations across the two organizations today. Of course Luc has, Luc and the MX have CDCC which clears all of their options derivatives trading here in Canada. And of course we have a very significant energy clearing operation out in Calgary that you know is growing very, very rapidly.

And so the first step will be to take a look at you know are there any synergies and opportunities as we look at how to work together between our energy clearing and our options and futures clearing.

But clearly it’s on my mind that the most successful exchange models that I see around the world and in Australia, Hong Kong, and certainly in throughout Asia as a matter of fact and increasingly in most countries were the combination of having cash trading, derivatives trading and post trade activities as part of the vertical model is the best business model for us.

So we will be looking at the possibility of clearing equity trades and bond trades but we haven’t got any plans formalized for that yet. Luc.

Mr. Luc Bertrand, Moderator

I think that’s why the ultimate goal here is to provide the participant community with a seamless process as possible. The minute you talk you know something that are seamless, you’re reducing friction, you reduce friction, you reduce costs.

And that’s what I think the participants want both here in Canada and abroad, and that’s what’s going to make our company very competitive going forward.

So the clearing, trading, other services, data and so forth for me they’re all part and parcel at creating a strong product offering as a combined entity.

Doug Young, TD Newcrest

Okay, and just a second as you talk about a twenty five million in cost synergies, and you also talk about the continued launch of Quantum and running of Sola I guess in tandem, and I would imagine the biggest cost saved would be coming on the technology side. So I’m wondering if you can provide some additional color where you see that 25 million of cost synergies coming from?

Mr. Luc Bertrand, Moderator

I usually throw the cost savings questions over to Michael so (Inaudible)?

Mr. Michael Ptasznik

The synergies are going to be coming from a number of different areas and I think we’ve outlined some of them. Clearly there are going to be technology savings both from a combination of data centers for example right now between the two organizations we have five data centers. And the idea would be to reduce the number of data centers.

We will be eventually moving onto one technology platform and there will be savings along the lines of that. Besides that, there’s also all the back office operations and all of the corporate, the corporate costs.

Other things for example include premises, we have an office here in Montreal as a simple example that we can easily bring those two groups together. So those are some of the key areas that we’ll be able to reduce the overall cost.

Doug Young, TD Newcrest

Michael when you look at it is the majority coming on the technology side? Is it 50%?

Mr. Michael Ptasznik

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We haven’t given the breakdown, but there is a, there is a big chunk that’s coming from technology but you’d be surprised that there’s quite a lot of it coming from all the other corporate operational costs as well.

Doug Young, TD Newcrest

Okay. Luc was there an auction process done?

Mr. Luc Bertrand, Moderator

No.

Doug Young, TD Newcrest

Okay, that’s all my questions for now, thank you.

Operator

Thank you. The next question is from Rich Repetto from Sandler and O’Neill. Please go ahead.

Rich Repetto, Sandler and O’Neill

Yes, good morning Rich, good morning Luc.

Mr. Luc Bertrand, Moderator

Good morning.

Rich Repetto, Sandler and O’Neill

Yes, hi, I guess first question and this is follow up to some of the other questions, but with the agreements you have with the US exchanges, so we’re assuming that under change of control it appears that when you need to re-evaluate that there is change of control provisions that allow you to re-evaluate given the combination here now.

Mr. Luc Bertrand, Moderator

I think the answer is by and large yes, that’s true. But that shouldn’t, and so what that requires us in our case anyway is to sit down with our partners and discuss it with them.

Rich Repetto, Sandler and O’Neill

Okay, and then I guess the next question is you know when you mention Richard I think the successful models a lot being in Asia with the cash equities is combined with derivatives trading, most of those are very, are domestic models or say Singapore, although they’re doing international securities. They aren’t, it’s not like NYSE and Euronext, we’ve combined two exchanges in two different geographies. And I guess you know this makes a lot of sense to me, you know Montreal and Toronto, but is this saying that you’ll be more focussed, you’ll be less focussed on say mergers or combinations with and exchanges outside of Canada right now?

Mr. Richard Nesbitt

Well I’ll just kick off, no I don’t think it’s been said at all. I think that it’s going to be difficult to merge with another exchange in Canada. You know you have to find one but I don’t think any exist.

So obviously in terms of we are both looking to grow our business very significantly in the United States. You know we’ve talked about what TSX is doing with regards to

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growing all of it’s trading, listings and data businesses throughout the United States. Of course you’ve heard that BOX is a very fast growing business for MX.

So we are, I think what you could hear from us is that we’re going to remain very focused on growing our business in the United States. I think that you know it’s never been my interest to own 5% of the Bombay stock exchange, and grow in that way.

But I think, I think that we sit right next door to the largest capital markets in the world. We offer some unique services and some unique products and some unique technology. And I think we’re going to continue to capitalize on that.

Mr. Luc Bertrand, Moderator

Yes, you know I think I can add to that by saying that the, the, Canada is a very exciting capital market. But it does require liquidity flows from what we call the liquidity centers, you know New York, Chicago, London and others, Hong Kong, Shanghai and so forth.

And it takes a lot of work to put the pieces in place to capture that liquidity flow. And I think you know MX in terms of positioning ourselves in that respect, 50% for instance of our open interest in our futures business is held outside Canada. And it’s not the idea of getting to 80% or getting it back to a lower level, the point is is that you want to make sure that you’re, you’re positioned with those liquidity providers and if they like what you’re doing, they like the, how fast the platform is, how the ease of clearing and so forth.

And the way I see TMX on a combined basis, the two entities I think what we’re looking at is greater resources, more depth of organization to continue to expand that positioning internationally. And that’s only good for our Canadian market because if you get more liquidity coming into Canada in the stock markets and derivatives market, more trading, more ease of trading, tighter spreads, and I think this is what this new group will be further capable of accomplishing because of a greater depth of resources going forward.

Mr. Richard Nesbitt

Now if I could just add, like I, the vision I would have would be that Canada is becoming increasingly important in North America for a whole bunch of different reasons. And I really, what we’ve really started to see is Canada has become a destination for raising capital for companies from around the world. You know admittedly particularly mining and energy companies but also a lot of technology companies as well.

We’re seeing companies coming from Australia, from South Africa, from Israel now. And of course from China, we spend a lot of time there.

So in terms of Canada is a destination for people to finance their companies and the growth, particularly small and medium sized companies.

And then if you move over in the energy side, Canada is becoming increasingly important in the energy markets for North America.

So I think that our growth will come part, also partly from the fact that Canada will, is becoming, it’s becoming an increasing role in the world as well as particularly in North America.

Rich Repetto, Sandler and O’Neill

Understood, congrats guys on the deal.

Unknown Male

Thank you.

Operator

Thank you. The next question is from Stephen Boland from CIBC World Markets. Please go ahead.

Stephen Boland, CIBC World Markets

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Good morning.

Mr. Michael Ptasznik

Good morning, hi Stephen.

Stephen Boland, CIBC World Markets

I guess, I’m not sure if this is in the release, sorry, what’s the split between cash and the, I guess the term facility that you’re setting up? Is there an absolute number there?

Mr. Michael Ptasznik

Yes the facility, the total amount of cash in the deal is $428 million and the facility that we’re putting in place will cover that to the full extent.

Then we’ll have our cash available in order to do the buyback and as well we will then potentially have to borrow some more in order to execute the full buy back.

But to execute the deal itself we’ve got the facility in place for the execution. We actually have a $430 million three year plus we’ve got a $50 million revolver on top of that, three year revolver.

Stephen Boland, CIBC World Markets

Okay, I guess you’ve touched on your agreements with the US exchanges, I guess I’m just curious, I mean you alluded that you have to go back and talk to your partners, but is there a potential with the capital that you’ve already put into all the businesses or within the agreements themselves a chance of some sort of write off over the next 18 months if those, you know if you cancel those agreements. So I’m not looking for specifics on numbers or anything but is there a chance that there may be some sort of write off down the road?

Mr. Michael Ptasznik

There are going to be one-time costs as part of the transaction as there would be as part of any transaction. And that would include you know the normal one time costs that you would as part of an integration. And included in that there may be some costs related to you know the extraction of certain of those agreements.

Stephen Boland, CIBC World Markets

Okay, so is that baked into your assumption in accretion or dilution? Or because you’ve eluded that do you still have to go back and finalize or talk to your partners?

Mr. Michael Ptasznik

Yes, those would all be included, those would all be one time costs and the accretion dilution number we talked about start in 2009, so those would all be sort of one time transaction costs. Some of those will be capitalized as appropriately according to GAAP and other costs may just be items of the period.

Stephen Boland, CIBC World Markets

So you know to Richard and Luc’s comments, you’ve already decided what you’re going to do with your other platforms or your US partners if you’ve already baked into the costs, is that, am I missing something?

Mr. Michael Ptasznik

No, what we’re saying is that we’ve, we’ve, when we’ve done the estimates for the transaction we’ve taken estimates as to what possibly could happen in the range of events. But when you say we’ve baked it into the costs

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we’ve obviously looked at what potential issues could occur and we’ve included that in the analysis before we completed the transaction.

Stephen Boland, CIBC World Markets

Okay. That’s it for me, thank you.

Operator

Thank you. The next question is from Jim Huang from TIP Wealth Management. Please go ahead.

Jim Huang, TIP Wealth Management

It’s Jim Huang. I have a couple of questions, the first one, just clarify your pro forma balance sheet. It looks like both TSX and MX have significant cash holdings and (Inaudible) some have been restricted. Can you just give an idea, give us an idea of what the balance sheet looks like assuming the maximum cash portion is requested and the normal course issuer bid is executed?

Mr. Michael Ptasznik

The way to think about it is probably about $200 to $250 million of cash available towards the NCIB which would leave another couple of hundred million, again $200 to $250 million that would be required to execute the full NCIB post transaction again assuming current markets, you know just the addition of a few market caps roughly.

Jim Huang, TIP Wealth Management

So if you, if you execute on that does that look like a net debt position or what does it look like?

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Mr. Michael Ptasznik

I’m sorry, I missed the, I missed the...?

Jim Huang, TIP Wealth Management

What does the balance sheet look like after you execute, assuming you execute a full program? Is it going to be net cash neutral, is it a little bit in debt, what is it?

Mr. Michael Ptasznik

It will be a net debt position at the end. So today what we’ve included today as you said there’s $430 million.

Jim Huang, TIP Wealth Management

That’s right.

Mr. Michael Ptasznik

Will be included and then post that there will be potentially another $200 to $300 million and roughly in the $100 to $150 million to $200 million of cash and it depends on when the thing gets executed, how long it takes to finish the NCIB. There’s a number of factors there so it’s hard to peg a specific number.

Jim Huang, TIP Wealth Management

Okay, and the restricted cash amount, what do you, remind me again what the number may be?

Mr. Michael Ptasznik

Yes again it’s not a specific number, it’s all related to ratios. Between the two organizations it’s probably in the $100 to $150 million range but again that can fluctuate.

Jim Huang, TIP Wealth Management

The second question is on interest rate derivatives, I think the Montreal Exchange’s trading volume has, it’s growth has been somewhat slower then expected since it’s gone public.

Perhaps the new TMX Group have any plan of attack to Resuscitate it?

Mr. Luc Bertrand, Moderator

It’s Luc here, I think you have to look at it from a, from in keeping with the events of this year and you have to back paper business. All other product lines of the MX have continued to grow at anywhere between 20 to 30% with the exception of our bankers acceptance which has been directly hit by the asset backed.

So if you take out the backs from our overall picture you can see the growth has been, has continued to be very, very strong. So the question with regards to the backs is really goes back to your own personal view as to how this asset backed situation is going to clear up.

Our view is that if you look at previous financial situations like the long term capital management situation or the Russian debt crisis which you know that happens for those of you who weren’t there but Richard and I were, was in ’98 and ’99 were tough days.

And at that time our, the volumes in our short term interest rate business declined only though to recover in a really significant way once the situation had stabilized. And I’m convinced this is the same thing that’s going to happen here.

In fact you can make a strong argument and you can test this to analysis that post financial situations or financial crisis normally there’s a strong return to the exchange traded business and that is particularly trade to exchange traded derivatives.

So you know our approach to this at the MX has been to remain very focused on the marketing side, talking to our market participants, gauging the situation and it’s far from as catastrophic as some have suggested, our volumes are only down what 4% in the backs this year. And that’s after four or five years of north of 30% compound annual growth.

And that’s all I think as a result of the very severe asset backed situation that we experienced here in Canada last summer.

Jim Huang, TIP Wealth Management

Thanks for the answer.

Operator

Thank you. The next question is from Tony Campbell from Knott Partners. Please go ahead.

Tony Campbell, Knott Partners

Good morning. I guess a couple of clarifications if I might. The dividend rate is going to be what annually?

Mr. Michael Ptasznik

The intention is that we continue at this point in time, the board directors hasn’t changed the dividend rate which is thirty eight cents, sorry, thirty eight cents a share, sorry, per quarter, that’s what it was last quarter.

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Tony Campbell, Knott Partners

Second question would be could you talk about any thoughts with regard to the integration of futures and your electronic bond business?

Mr. Richard Nesbitt

Yes, there’s a lot of, it’s Richard, Luc can also comment, but there’s a lot of excitement about that on our side. you know we are involved with fixed income market. I think Jim McGee who runs our Shorcan dealer bond broker told me that today TSX is involved in about 25% of the bond trades that happen in Canada through our various properties.

We want to grow that as the market moves to more electronic and so the possibility of integrating our offerings, our cash market offerings together with our future market offerings is certainly one that we look forward to. So we definitely will be pursuing that.

Tony Campbell, Knott Partners

I think that actually makes you quite different cause I think there’s only one or two other exchanges that have the ability to do the bond business. My final question if I might, if we were, we were to look out a full year after the merger, what is the impact or the delta on the profitability of the combined?

Mr. Luc Bertrand, Moderator

We don’t give forward looking statements. But I’ll defer to Michael again.

Mr. Michael Ptasznik

Yes, I think Luc said it well. We’re in agreement on that again.

Tony Campbell, Knott Partners

Well listen, bon chance.

Unknown Male

Thank you Tony. Operator lets make this the last question. Thank you.

Operator

Thank you.

Unknown Male

One more actually, sorry.

Operator

One more, perfect. So the next question is from Geoff Qwan from RBC Capital Markets. Please go ahead.

Geoff Qwan, RBC Capital Markets

Hi, good morning, sorry, just had to hop off for a moment, so apologize if these questions have been asked. The first one is, is there going to be an expected tax free roll over? And then the second question is, is there any greater detail you might provide on the potential closing date? I notice from the presentation it says February 13th on or about would be the vote and then there would be some other approvals needed afterwards, would that take a week, two weeks, any clarification?

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Mr. Michael Ptasznik

Yes, with respect to the tax free roll over, the intention is that yes there would be a tax free roll over for those coming shares. The, with respect to the closing date, as we said in the release it will be subject to regulatory approvals and the hope is that this thing is closed in Q1.

Geoff Qwan, RBC Capital Markets

Okay great, thanks.

Operator

Thank you.

Mr. Paul Malcolmson

Well just to conclude, the contact information for both TXS Group and MX investor relations and media is in today’s news release. We would be happy to take any further questions and thank you very much for joining us this morning and have a great day.

Unknown Male

Thank you.

Operator

Thank you. The conference has now ended. Please disconnect your line at this time. We thank you for your participation and have a great day.

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